SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated July 31, 2019 filed with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated July 31, 2019 and in reference to the end of the Public Auction Period of the Note Class I issued by the Company,  we attach the following financial information:

Notes Class I Tranche 2
Amount Issued: USD 85,171,669
Issuance Price: 103.77% (YTM 8.75% n.a & YTW 7.99% n.a)
Interest Rate: 10.0% nominal annual
Issuance Date: August 6, 2019
Maturity Date: November 15, 2020
Estimated Duration: 1.2 years
Interest Installments: Quarterly payments starting August 15, 2019
Principal Installment:  On November 15, 2020
Use of Proceeds:  Liability Management

        Notes Class II
Amount Issued: CLP 31,502,600,000 (USD 45,005,000)
Issuance Price: 100.0% face value
Interest Rate: 10.5% nominal annual
Issuance Date: August 6, 2019
Maturity Date: August 6, 2020
Estimated Duration: 0.94 years
Interest Installments: Semiannual payments starting on February 6, 2020
Principal Installment:  On August 6, 2020
Use of Proceeds:  Liability Management

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 31, 2019